# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Levi Strauss & Co, CIK 0000094845
CUSIP: 52736R102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1155 BATTERY ST, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000935836-24-000080
Filed by CIK 0001791586

## Reporting persons
- Jennifer C. Haas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 21,790,539; shared voting power 0; sole dispositive power 21,790,539; shared dispositive power 0; aggregate amount beneficially owned 21,790,539 (18.2% of the class)
  Comment: Represents shares of the Issuer's Class B Common Stock, each share of which is convertible into one share of Class A Common Stock. Includes shares that Ms. Haas beneficially owns directly and shares that she may be deemed to beneficially own indirectly through (1) trusts of which she is trustee, (2) a custodial account of which she is custodian for the benefit of others and for which she has sole voting and investment power, and (3) a limited liability company of which she is manager for the benefit of others and for which she has sole voting and investment power. The percent of the class is calculated based on 98,176,901 shares of Class A Common Stock outstanding on March 31, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 1, 2026.

## Item 1. Issuer
Name of issuer: Levi Strauss & Co
Address of issuer's principal executive offices: 1155 Battery Street, San Francisco, CA 94111

## Item 2. Person Filing
Name of person filing: Jennifer C. Haas
Address of principal business office or, if none, residence: c/o Argonaut Securities Company, 1155 Battery Street, San Francisco, CA 94111
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 21,790,539
Percent of class: 18.2%
Sole power to vote or to direct the vote: 21,790,539
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 21,790,539
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jennifer C. Haas: /s/ Anthony J. Caldwell, Attorney-in-fact for Jennifer C. Haas (05/15/2026)